September 18, 2020

VIA EDGAR

Re:	Apria, Inc.

     Draft Registration Statement on Form S-1

     Submitted August 7, 2020

     CIK No. 0001735803

Ms. Abby Adams

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Adams:

On behalf of Apria, Inc. (“Apria”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Draft Registration Statement confidentially submitted on August 7, 2020. The Draft Registration Statement has been revised in response to the Staff’s comments, to include unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020 and 2019 and to reflect certain other changes.

Securities and Exchange Commission	2	September 18, 2020

In addition, we are providing the following responses to your comment letter, dated September 3, 2020, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Apria.

Summary, page 1

1.

To facilitate an understanding of the transactions, please prominently identify the reorganization and related agreements as an “Up-C” transaction. This should also be stated elsewhere in the prospectus where the transactions are discussed. In addition, please expand your disclosure to explain the business or strategic rationale for why this particular structure was selected, including any material ways in which the structure benefits the company, Blackstone and other related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section.

Apria respectfully advises the Staff that the reorganization and related agreements will not result in it being organized as an umbrella partnership-C corporation (or “Up-C”). Instead, Apria’s pre-IPO owners and public stockholders will hold their respective equity interests in the same class of Apria, Inc. common stock, as opposed to an Up-C structure in which pre-IPO investors typically hold equity interests in a non-wholly owned subsidiary that are exchangeable for shares of stock in the public company. Apria has revised the disclosure on page 11 to clarify that Apria, Inc. will indirectly wholly-own the subsidiaries through which it will conduct business and to disclose that it believes the pre-IPO reorganization transactions will enable a more flexible capital structure for Apria following the IPO.

Our Organizational Structure, page 9

2.

Please include a diagram depicting your organizational structure before giving effect to the pre-IPO reorganization transactions. This diagram, as well as the diagram of your organizational structure after the offering, should provide additional detail, including identifying all the legal entities, the percentage of ownership of each legal entity, the form of each entity (LLC or corporation, for example), the percentage of shares held by public stockholders and pre-IPO owners, in what form (common or preferred), and the relative voting and economic rights of each (to the extent they differ). The diagrams should show the percentage of ownership of your sponsor distinct from other pre-IPO owners.

Securities and Exchange Commission	3	September 18, 2020

In response to the Staff’s comment, Apria has included a diagram on page 10 depicting its organizational structure before giving effect to the pre-IPO reorganization transactions and has expanded the disclosure on pages 10, 11 and 12 to provide additional details, including the percentage of ownership of its sponsor distinct from other pre-IPO owners following the IPO.

3.

Please include a discussion of any material limitations on the common stock investors will purchase in the offering, including any limits on voting and economic rights in relation to pre-IPO shareholders. In addition, we note that common shareholders will not have voting rights on matters where voting rights are granted to one or more series of preferred stock entitled are entitled to vote as a separate class. Noting your statement that no shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus, please revise your disclosure to clarify whether the issuance of preferred shares is contemplated as part of the broader reorganization and Up-C transaction, and if so, how such issuance will impact the voting and economic rights of IPO investors.

Apria respectfully advises the Staff that a single class of common stock will initially comprise all of the issued and outstanding capital stock of Apria, Inc. upon consummation of the offering. As a result, holders of our common stock, including our pre-IPO owners and investors in this offering, will be entitled to all of the voting power in Apria, Inc. (on a one vote per share basis) and all of the residual economic rights in Apria, Inc. In addition, although Apria’s amended and restated certificate of incorporation will contemplate customary blank check preferred stock, it does not currently expect to issue any preferred stock as part of its pre-IPO reorganization transactions or otherwise. The voting and economic rights of any series of preferred stock Apria may issue in the future will be determined by its board of directors at the time of any such issuance.

4.

On page 10, please revise to add additional information in order to clarify how the “pre-IPO owners [are] the 100% owners of Apria Healthcare Group prior to such transaction,” and yet, “Apria Holdings LLC, an entity controlled by Blackstone, will be the direct and indirect 100% owner of Apria, Inc. and Apria Healthcare Group immediately prior to and immediately following the consummation of the merger.”

As described in its response to Comment 2 above, Apria has revised its disclosure on page 10 to include its organization structure prior to the pre-IPO reorganization transactions, including its pre-IPO owners’ ownership of Apria Holdings LLC, which in turn owns 100% of Apria Healthcare Group. Apria has also included Apria Holdings LLC in the diagram of its organizational structure following the IPO.

5.

In addition to your discussion of the Tax Receivable Agreement on page 10, please also include a summary of the material terms of the Stockholders Agreement and Registration Rights Agreement. Your discussion of the Stockholders Agreement should address the number of board members controlled by the sponsor.

Securities and Exchange Commission	4	September 18, 2020

In response to the Staff’s comment, Apria has revised the disclosure on page 13 to include reference to the material terms of the stockholders agreement and registration rights agreement and a cross-reference to the detailed summaries included in the “Certain Relationships and Related Person Transactions” section of Amendment No. 1.

Risks Related to Our Business and Industry, page 17

6.	On pages 39-40, please revise the risks associated with your debt to clarify the use of the debt, the amount of debt and of the large payment due in 2024.

In response to the Staff’s comment, Apria has expanded its disclosure on page 43 to clarify the use of the proceeds from the Term Loan A Facility, the amount of debt and the maturity of the debt in 2024.

Risks Related to this Offering and Ownership of Our Common Stock, page 41

7.

Please include a risk factor describing the risk that Apria, Inc. will be a holding company and dependent upon distributions from Apria Healthcare Group to make payments for tax obligations and under the Tax Receivable Agreement, including the potential limitations on the ability of Apria Healthcare Group to make such payments, such as restrictions from debt instruments.

In response to the Staff’s comment, Apria has added a risk factor on page 46 describing the risk that Apria will be a holding company and dependent upon distributions from Apria Healthcare Group to pay its tax obligations and to make payments under the tax receivable agreement.

8.	Please disclose the risks associated with your sponsor’s ability to assign its rights under the Stockholders Agreement without your consent, as disclosed on page 147.

In response to the Staff’s comment, Apria has expanded the disclosure on page 44 to discuss its sponsor’s ability to assign its rights under the stockholders agreement.

Dividend Policy, page 52

9.

We note you have no plans to pay dividends on your common stock. Please disclose any plans to pay dividends on any series of preferred stock, as we note your substantial past dividends to pre-IPO owners.

Apria respectfully advises the Staff that, as described in its response to Comment 3 above, it does not currently expect to issue or pay dividends with respect to any series of preferred stock.

Securities and Exchange Commission	5	September 18, 2020

Liquidity and Capital Resources, page 66

10.

Please expand your disclosure to discuss that you are a holding company with no operations on your own, and that you will depend upon the subsidiaries for cash. Please describe dividend restrictions in relation to your debt agreements and any other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions. Refer to Item 303(a)(1) of Regulation S-K.

In response to the Staff’s comment, Apria has expanded its disclosure on page 74 to discuss that it is a holding company dependent on its subsidiaries for cash and to describe restrictions on its subsidiaries’ ability to pay dividends or make other distributions.

11.	Please revise your liquidity discussion to disclose your plans for repayment of the TLA debt facility incurred to fund your 2019 dividend. We note the $122.5 million payment due in 2024.

In response to the Staff’s comment, Apria has revised the disclosure on page 80 to discuss its plans for repayment of the Term Loan A Facility.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Tax Receivable Agreement, page 73

12.

You state that you expect to record a liability for the estimated payments related to the tax receivable agreement which will be accounted for as reduction of additional paid-in capital. You state on page 148 that you expect the payments will be material. Please address the following:

•

Tell us the basis for your proposed accounting treatment, citing any applicable GAAP literature. In particular, tell us why the liability will be presented as a reduction of additional paid-in capital.

•	Clarify in the filing the methodology and significant assumptions you will use to determine the liability.

•	Disclose in Liquidity and Capital Resources how you intend to fund the payments.

•

We note that late payments are based on LIBOR, which is expected to be discontinued. Disclose the expected effect the discontinuance will have and if the contract specifies an alternative rate that will be used.

Apria respectfully advises the Staff that pursuant to the tax receivable agreement (“TRA”), it will become contractually committed to pay its pre-IPO owners (or certain permitted transferees thereof) amounts equal to 85% of the cash savings, if any, in U.S. federal income tax that it will actually realize as a result of the utilization of net operating losses and of certain other tax benefits. Apria, Inc. will retain the benefit of the remaining 15% cash savings.

Securities and Exchange Commission	6	September 18, 2020

In determining the expected accounting treatment for the TRA, Apria considered whether the TRA commitment to pay an amount in the future represents a contingent liability under ASC 450 or a “noncontingent” liability pursuant to Concepts Statement No. 6 (“CON 6”). Apria notes that ASC 450-20-20 defines a contingency as “[a]n existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur.” Under the terms of the TRA, Apria does not become obligated to make a payment until it realizes the benefits stemming from the Tax Attributes, or until early termination or change of control. Similarly, amounts payable under the TRA are contingent upon a number of factors, including (1) future taxable income over the term of the TRA and (2) future changes in tax laws, which impact Apria’s ability to utilize the Tax Attributes and the amount of cash savings ultimately realized. If Apria does not have sufficient taxable income to utilize the net operating losses and other deductions in the future, a payment will not be required. Therefore, Apria believes that its obligations under the TRA meet the definition of a loss contingency under ASC 450, which requires recognition when payment is both probable and reasonably estimable.

Apria further considered whether payment under the TRA will be probable and reasonably estimable at the time of the IPO, when the TRA is executed. Apria notes that it has no valuation allowance as of the most recent balance sheet date of June 30, 2020 and currently has positive net operating income for the six months ended June 30, 2020. Thus, Apria expects to have sufficient projected taxable income to be able to realize the benefits from the Tax Attributes and payment under the TRA is both probable and reasonably estimable in aggregate. Therefore, Apria believes that it is appropriate to establish the TRA liability upon the IPO, with the amount of such liability based on its best estimate of future gross (non-discounted) payments in accordance with ASC 450-20-30-1, calculated as 85% of the estimated tax savings generated by the Tax Attributes that Apria anticipates being able to utilize in future years and at currently enacted tax rates.

The projection of future taxable income involves significant judgment and uncertainty. Actual taxable income may differ from Apria’s estimates, which could significantly impact Apria’s best estimate of the liability under the TRA. Aside from estimates of the amount and timing of income, other significant assumptions underlying the calculation of taxable income include assumptions related to Apria’s levels of debt financing and capital expenditures.

In determining where the offset to the TRA liability should be recorded, Apria considered the guidance related to distributions to owners or shareholders in ASC 505. Dividends are

Securities and Exchange Commission	7	September 18, 2020

distributions to owners or shareholders, which may be paid in cash, shares, or as dividends in-kind (i.e., any item of value such as assets, receivables, etc.). Apria has determined that the TRA is an arrangement in which its pre-IPO equity owners collectively receive a right to future cash flows of the entity on a pro-rated basis in accordance with their relative ownership interests, effectively constituting a contingent in-kind dividend.

The declaration date of such contingent dividends is the date on which the TRA becomes effective (i.e., upon the completion of the IPO). Declared dividends are generally reported as a reduction in retained earnings. However, as Apria does not have positive retained earnings, we determined by analogy to ASC 480-10-S99-2 that it is appropriate for it to record the offsetting entry from the TRA liability to additional paid-in capital. Apria believes this treatment is further supported by CON 6, which states that “[d]istributions to owners are decreases in equity of a particular business enterprise resulting from transferring assets, rendering services, or incurring liabilities by the enterprise to owners. Distributions to owners decrease ownership interest (or equity) in an enterprise.” Therefore, upon the completion of this offering, when the contingent distributions to its pre-IPO owners become probable and reasonably estimable, Apria has determined that it would be appropriate to recognize the TRA liability with a corresponding reduction in additional paid-in capital.

Additionally, in response to the Staff’s comment, Apria has revised the disclosure on pages 81, 82 and 156 to discuss how it plans to fund its obligations under the tax receivable agreement and to describe the alternative rate of interest provided for in the event that LIBOR is discontinued.

Management’s Discussion and Analysis

Tax Receivable Agreement, page 73

13.

As you are dependent upon Apria Healthcare Group to fund your obligations, please add disclosure in this section regarding how Apria Healthcare Group plans to fund your obligations under the Tax Receivable Agreement, as discussed on page 149. Also add disclosure about the effect the Tax Receivable Agreement will have on your liquidity, including a reduction in overall cash flow, and about your plans to address the issue.

In response to the Staff’s comment, Apria has expanded its disclosure on page 82 to discuss how it plans to fund its obligations under the TRA and the effect the TRA will have on its liquidity.

14.

Please revise your discussion of the Tax Receivable Agreement in the Summary and throughout the prospectus to quantify the likely tax benefits to be realized and paid to Blackstone and the other pre-IPO owners. We note the anticipated disclosure of the totals in the chart on page 71, and of the termination payments to Blackstone and Dr. Payson on page 149.

Securities and Exchange Commission	8	September 18, 2020

In response to the Staff’s comment, Apria has revised its disclosure on pages 12, 46 and 79. Apria notes that it removed the anticipated disclosure in the chart on page 78 as the amounts and timing of payments under the TRA are not determinable.

Notes to the Consolidated Financial Statements

Note 1. Accounts Receivable, page F-13

15.

We note that upon adoption of Topic 842, the company has elected to record a reserve for expected credit losses as part of net rental revenue adjustments in order to report rental revenue at an expected collectible amount based on the total portfolio of operating lease receivables for which collectability has been deemed probable. We also note that you have no allowance for doubtful accounts after the adoption of ASC 842. Please explain to us how you determined there was no allowance for doubtful accounts necessary at December 31, 2019 related to other sales (e.g. product or capitation revenues).

Apria respectfully advises the Staff that our fee-for-service sale and capitation revenues are accounted for under ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and related amendments. Similar to other healthcare entities, upon the adoption of Topic 606 Apria adjusted to the new guidance approach for recognition and presentation of price concessions. Under the Topic 606 approach, Apria first assesses in accordance with 606-10-25-1(e) whether or not “it is probable [it] will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.” When performing this assessment, Apria evaluates the amount it “expects to be entitled” to through the guidance in 606-10-32-5 through 32-14. In particular, the Company assesses 606-10-32-7 and views the transaction price to be variable due to the customer’s “valid expectation arising from [Apria’s] customary business practices, published policies, or specific statements that [it] will accept an amount of consideration that is less than the price stated in the contact. That is, it is expected that the entity will offer a price concession.” More specifically, Apria determines the sales transaction price based on contractually agreed-upon rates, adjusted for estimates of variable consideration (i.e., price concessions). It uses the expected value method in determining the variable consideration as part of determining the sales transaction price using historical reimbursement experience, historical sales returns, and other operating trends. Implicit price concessions related to patient co-pay and deductible amounts are considered variable consideration and presented as an adjustment to the related fee-for-service sale net revenues. An allowance for doubtful accounts would only be recorded if outstanding receivables are deemed probable of not being collected due to new information (e.g., new facts / new discrete events) in a subsequent period. As of December 31, 2019, there was no material estimated credit risk associated with fee-for-service sale or capitation revenues.

General

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission	9	September 18, 2020

Apria respectfully advises the Staff that it has not presented, and has not authorized anyone on its behalf to present, any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that Apria, or anyone authorized on its behalf, presents any such written communications to potential investors prior to the completion of the offering, Apria will supplementally provide such written communications to the Staff.

*            *             *            *            *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or William Golden at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

    Laura Crotty

    Jeanne Bennett

    Mary Mast

Apria, Inc.

    Daniel J. Starck

    Debra L. Morris

    Raoul Smyth

Davis Polk & Wardwell LLP

    Michael P. Kaplan

    Deanna L. Kirkpatrick